

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 15, 2008

<u>via U.S. mail and facsimile</u>

Steven R. Rowley, Chief Executive Officer
Eagle Materials Inc.
3811 Turtle Creek Blvd., Suite 1100,
Dallas, Texas 75219

> **RE:** **Eagle Materials Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed May 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **Filed February 5, 2008**
> **Definitive Proxy Statement**
> **Filed June 26, 2007**
> **File No. 001-12984**

Dear Mr. Rowley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief